

Mail Stop 3561

June 22, 2018

Via E-mail
Benedetto Fuschino
President and Chief Executive Officer
Joshua Gold Resources Inc.
35 Perry Street
Woodstock, Ontario
Canada N4S 3C4

   Re: Joshua Gold Resources Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted June 12, 2018
     CIK No. 0001475430

Dear Mr. Fuschino:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Certain Information about this Offering, page 2

1. We note your response to comment 5 in our letter dated May 18, 2018 and reissue the comment in part. The language "or other suitable quotation medium" still exists in the selling stockholder section of the registration statement. Please revise or advise.

Description of Business, page 23

Properties, page 25

2. We note your response to comment 12 and we reissue the comment. It appears your revision on page 70 now includes the term indicated economically mineable reserve which is not a common term under NI 43-101. Please define this term or revise.

Legal Proceedings, page 48

3. Please revise to provide a brief description of the factual basis alleged to underlie the proceeding brought by Emerald Isle Resources.

4. Please revise to identify the mining claims in question (the "Properties") as the Kenty Property or advise us as appropriate.

5. We note your statement that "the Company remains confident that the claims of the Emerald Isle Resources have no merit." This statement appears to be a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

6. Revise to indicate when the company commenced separate proceedings against Mr. McClay.

Related Party Transactions, page 57

7. We note your disclosure on page 77 in Note 8 to the Financial Statements that the company has a receivable from Benedetto Fuschino, the CEO, for $10,698 that was outstanding as of both 12/31/2017 and 12/31/2016. The note also refers to amounts payable of $69,674 from the company to Benedetto Fuschino and a company controlled by him, but the note states "there is no intention to net settle, overall his position is a net payable." Please advise how this existing debt complies with Section 13(k) of the Securities and Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer. Please further explain how you intend to comply with Section 13(k) in the future.

8. We note your response to comment 17 and we reissue the comment. Please revise to identify any promoters and provide the disclosure required by Item 404(c) of Regulation S-K or advise us as appropriate.

Statements of Operations and Comprehensive Loss, page 63

9. We note that you have revised your statement of operations for the year ended December 31, 2017 to include the dividends on your preferred stock in response to comment 20. However, it does not appear that these preferred stock dividends were properly included

in calculating the net loss attributed to common shareholders for this period as it appears this amount should be a net loss of $1,282,154. Please revise to include the dividends on your preferred stock in calculating the net loss attributed to common stockholders for this period.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Branden T. Burningham, Esq.
    Burningham Law Group